Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

September 11, 2024

Dear Shareholders,

Harumi Building, 2-5-9 Kotobashi,
Sumida-ku, Tokyo, 130-0022, Japan
Yoshitsu Co., Ltd.
Representative Director and Director
(Principal Executive Officer)
Mei Kanayama

Notice of the Adjourned Meeting of the 18th Ordinary General Meeting of Shareholders

We would like to extend our deepest appreciation for the support of our shareholders.

You are cordially invited to the adjourned meeting (the “Adjourned Meeting”) of the 18th Ordinary General Meeting of the Shareholders of Yoshitsu Co., Ltd held on June 27, 2024 (the “18th Ordinary General Meeting”).

Please note that the Adjourned Meeting will form an integral part of the 18th Ordinary General Meeting, and the shareholders attending the Adjourned Meeting will be those who were entitled to exercise voting rights at the 18th Ordinary General Meeting.

1.      The Reason for Holding an Adjourned Meeting

We had planned to report to our shareholders during the 18th Ordinary General Meeting the business report (the “Business Report”) for the 18th fiscal year (from April 1, 2023, to March 31, 2024), including the financial statements and the audit report on the financial statements by the accounting auditors and the board of corporate auditors (the “Audit Report”).

However, we were not able to obtain the Audit Report, which should have been attached to the Business Report at the 18th Ordinary General Meeting, and we decided that we had no choice but to abandon the Business Report.

After the approval of the shareholders present at the 18th Ordinary General Meeting, we decided to hold an Adjourned Meeting of the 18th Ordinary General Meeting, the date, time, and place of which were left at Mr. Mei Kanayama’s discretion, and present an updated business report (the “Updated Business Report”) at the Adjourned Meeting.

2.      Date and Time: September 26, 2024, at 11:00 AM (Registration starts at 10:00 AM), Japan Standard Time

3.      Address: 5th Floor, Harumi Building, 2-5-9 Kotohashi, Sumida-ku, Tokyo, Japan

4.      Agenda Items

Report Items:

Updated Business Report for the 18th fiscal year (from April 1, 2023, to March 31, 2024), including the financial statements and the Audit Report of the financial statements by the accounting auditors and the board of statutory auditors.

For those attending the meeting, please submit the enclosed attendance form at the reception desk upon arrival.

Business Report

From April 1, 2023
To March 31, 2024

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

Note: The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP. These results differ in material respects from our audited consolidated financial results under U.S. GAAP, which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

1.      Current status of the Company

(1)    Business progress and results

During the fiscal year under review, the global economy recovered as the COVID-19 pandemic subsided at the beginning of the year, economic activity as a whole became more normal, and consumption increased mainly in the United States on the back of rising real wages.

On the other hand, in China, the pace of recovery in production and consumption has been moderate, mainly due to the slump in the real estate market, and the inflation rate has been hovering around 0%, indicating that the economic recovery has stalled.

In Japan, while the corporate sector, including business conditions and profits, has been brisk, this has not been sufficiently linked to wages and investment, and domestic demand has been lacking in strength.

As a result, net sales for the fiscal year under review were 25,615,177,000 yen (up 18.2% year on year), operating income was 236,278,000 yen (down 51.2% year on year), and ordinary income was 328,353,000 yen (up 70.2% year on year).

(2)    Status of Funding

     The Company has established a credit limit of 7,850,000,000 yen for working capital through syndicated loans managed by MUFG Bank, Ltd. and Mizuho Bank, Ltd. The outstanding amount of borrowings executed under this agreement at the end of the fiscal year under review was 7,850,000,000 yen, and the amount of reduction from the previous fiscal year was 200,000,000 yen.

     The Company has raised funds of 591,625,000 yen mainly for capital investment through the issuance of American Depositary Shares on the NASDAQ market.

     The Company has secured financing of 200,000,000 yen from Resona Bank in order to convert the equipment loan of 200,000,000 yen from Resona Merchant Bank Asia Limited (Singapore), which was borrowed by our subsidiary, Tokyo Lifestyle Limited (Hong Kong), into an intra-group loan.

(3)    Status of Significant Organizational Restructuring

The Company transferred all shares of its subsidiary Kaikakokusai Co., Ltd. on June 30, 2023.

(4)    Trend in Assets and Profits/Losses

(thousands of yen)

By Period Segment	FY 15 FY ended March 2021	FY 16 FY ended March 2022	FY 17 FY ended March 2023	FY 18 FY ended March 2024
Sales	23,480,468	25,655,250	21,667,575	25,615,177
Ordinary profit	936,477	486,715	192,962	328,353
Net income	556,209	192,523	∆884,219	216,417
Net income per share (yen)	5,984	5	∆24	5
Total assets	12,394,392	14,860,428	22,505,180	21,054,009
Net assets	2,583,847	5,628,047	4,701,910	5,701,950

____________

(Note)     Net income per share is calculated based on the total number of shares outstanding at the end of the period.

(5)    Issues to be Addressed by the Company

The business and financial issues to be addressed by the Company are as follows.

•        Improvement and Stabilization of Internal Control System

In order to prevent the recurrence of issues such as the additional and delinquent tax due to consumption tax correction related to inadequacies in consumption tax procedures, the Company has positioned the strengthening of the internal control system as a top management issue and will work to build a governance system.

•        Restructuring of the business model with an eye toward the post-COVID-19 era

In Japan, the Company will reexamine unprofitable stores and the products handled in the e-commerce business, and in the overseas markets, the Company will restructure its business model to prioritize improving profit margins, taking actions such as the development of in-house apps, full-scale expansion into Southeast Asia, and full-scale operation of its overseas warehouses.

The Company will make concerted efforts to overcome the above issues. We look forward to your continued support and encouragement.

(6)    Main Business (as of March 31, 2024)

Operation of Drug Store Stores in Japan

Operation and Management of E-Commerce in Japan

Domestic and overseas (including trading) Wholesale

(7)    Main Offices and Stores

Head Office	Harumi Building 2-5-9 Kotobashi, Sumida-ku, Tokyo
Saitama Center	3-1-5 Ryutsudanchi, Koshigaya-shi, Saitama

Office of the Subsidiary

Trade Name	Address
Tokyo Lifestyle Limited	Unit 11, 12/F., Wing On Plaza, No.62 Mody Road, Tsim Sha Tsui East, Kowloon

____________

(Note)     As of June 30, 2023, all shares of Kaika Kokusai, Co., Ltd. were transferred and the company was excluded from subsidiaries.

The names and addresses of domestic drugstores are as follows:

Store name	Address	Store name	Address
Shinbashi Store Nishikasai Store Yokohama Chinatown Store	Minato-ku, Tokyo Edogawa-ku, Tokyo Yokohama, Kanagawa	Koshigaya - Ryutsudanchi Quiz Gate Urawa Nishikawaguchi	Koshigaya-city, Saitama Saitama-city, Saitama Kawaguchi City, Saitama

____________

(Note)     The Kameido store and Hakuba store closed in December 1.2023 and March 2024, respectively.

(Note)     The Hirai and Kamata stores were switched to franchise stores operated by another company in June 2.2023.

(Note)     The Nishi-Kasai store was switched to franchise stores operated by the Company in September 3.2023.

(8)    Employees (as of March 31, 2024)

Number of employees	Change from end of previous fiscal year	Average age	Average length of service
113 persons	∆33 persons	38 years 2 months	3 years 10 months

____________

(Note)     The number of employees includes 77 part-time employees.

(9)    Significant Subsidiaries

Company Name	Address	Capital	Business	Investment ratio
Tokyo Lifestyle Limited	Hong Kong	HK$1,000,000	Wholesale & Retail	100%

____________

(Note)     As of June 30, 2023, all shares of Kaika Kokusai, Co., Ltd. were transferred and the company was excluded from subsidiaries.

(10)  Major Lenders and Borrowings (as of March 31, 2024)

      Commitment Line Agreement

(thousands of yen)

Borrowings	Outstanding borrowings
Mizuho Bank, Ltd.	1,550,000
MUFG Bank, Ltd.	1,300,000
Resona Bank, Ltd.	943,396
Sumitomo Mitsui Banking Corporation	849,056

____________

(Note) 1. The Company has concluded a credit limit agreement with a maximum borrowing amount of 7,850,000,000 yen for stable and efficient procurement of working capital. This agreement is a syndicated loan and consists of cofinancing from a total of 17 banks managed by MUFG Bank, Ltd. and Mizuho Bank, Ltd.

(Note) 2. Outstanding borrowings at the end of the fiscal year under review under this agreement are 7,850,000,000 yen.

2.      Status of shares (as of March 31, 2024)

Total number of shares authorized	100,000,000 shares
Total number of shares issued	42,220,206 shares
Number of shareholders	5
Major shareholders

Shareholder name	Number of shares held	Percentage of shares held
THE BANK OF NEW YORK MELLON	19,628,666 shares	46.49%
Tokushin G. K.	12,975,050 shares	30.73%
Mei Kanayama	7,216,436 shares	17.09%
XIN TIANXIA TRADING DEVELOPMENT LIMITED	1,800,000 shares	4.26%
SHUR Co., Ltd.	600,054 shares	1.43%

____________

(Note)     THE BANK OF NEW YORK MELLON is a depository receipt company that issues American Depository Receipts (ADR).

3.      Matters regarding stock acquisition rights, etc. of the company (as of March 31, 2024)

The total number of stock acquisition rights, etc. at the end of the fiscal year under review is as follows.

(1)    1st series stock acquisition rights

       Total number of stock acquisition rights 300,000

       Class and number of shares to be issued upon exercise of the stock acquisition rights

300,000 shares of common stock of the Company represented by the American Depositary Shares in the United States

       Amount to be paid in for the stock acquisition rights

US $0.01 multiplied by the number of the stock acquisition rights offered

       Value of assets to be contributed upon exercise of the stock acquisition rights

(i)     US $4.80 per share of common stock

       Exercise period of the stock acquisition rights

From July 6, 2022 to January 7, 2027

       Capital stock and capital surplus to be increased upon the issuance of shares upon the exercise of the stock acquisition rights

1.      Amount of capital stock to be increased upon the exercise of the stock acquisition rights

The amount shall be 1/2 of the Maximum Amount of Increase in Stated Capital calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Corporate Accounting. Any fraction less than 1 yen arising as a result of the calculation shall be rounded up.

2.      Amount of Capital Surplus to be Increased by Exercise of Stock Acquisition Rights

The amount shall be the Maximum Amount of Increase in Stated Capital calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Corporate Accounting less the amount of increase in stated capital.

      Allottee of Stock Acquisition Rights — Univest Securities, LLC

(2)    2nd Series of Stock Acquisition Rights

      Total Number of Stock Acquisition Rights 5,970,152

      Class and Number of Shares Subject to Stock Acquisition Rights

5,970,152 shares of the Company’s common stock represented by American Depositary Shares in the United States

      Amount to be Paid in for Stock Acquisition Rights

No Payment Required

      Value of assets to be contributed upon exercise of stock acquisition rights

(i) US $0.67 per share of common stock

      Exercise period of stock acquisition rights

From January 30, 2024 to July 30, 2029

     Capital stock and capital surplus to be increased upon the issuance of shares upon the exercise of stock acquisition rights

1.      Amount of capital stock to be increased upon the exercise of stock acquisition rights

The amount shall be 1/2 of the maximum amount of increase in capital stock, etc., calculated in accordance with Article 17, Paragraph 1 of the Rules of Corporate Accounting. Any fraction of less than 1 yen arising as a result of the calculation shall be rounded up.

2.      Amount of capital surplus to be increased upon the exercise of stock acquisition rights

The amount shall be the maximum amount of increase in capital stock, etc., calculated in accordance with Article 17, Paragraph 1 of the Rules of Corporate Accounting, less the amount of capital stock to be increased.

      Allottees of stock acquisition rights

Assigned to	Number of Assigned
LIND GLOBAL FUND II LP	746,269 pieces
S.H.N. FINANCIAL INVESTMENTS LTD	746,269 pieces
L1 CAPITAL GLOBAL OPPORTUNITIES MASTER FUND	746,269 pieces
ALTO OPPORTUNITY MASTER FUND,	746,269 pieces
INTRACOASTAL CAPITAL LLC	746,269 pieces
CVI Investments, By: Heights Capital Management, Inc.,	746,269 pieces
Hudson Bay Master Fund Ltd.	746,269 pieces
Empery Asset Master, LTD	414,861 pieces
Empery Tax Efficient, LP	147,466 pieces
Empery Tax Efficient III, LP	183,942 pieces

4.      Matters concerning corporate officers (as of March 31, 2024)

(1)    Status of Directors and Audit & Supervisory Board Members

Position	Name	Responsibilities and significant concurrent positions
President and Representative Director	Mei Kanayama	President & Chief Executive Officer
Director	Yoichiro Haga	Executive Officer, Administrative Department
Director	Tetsuya Sato	Director, RSK Co., Ltd. Executive Officer, MGB Co., Ltd.
Director	Yoji Takenaka	Lawyer
Auditor	Tadao Iwamatsu	None
Auditor	Keiichi Kimura	Administrative Scrivener Auditor, Palpito Co., Ltd.
Auditor	Junji Sato	Director, Seihinkokusai Co., Ltd.

____________

(Note)   1.    Directors Tetsuya Sato, Yoji Takenaka, are outside directors as stipulated in Article 2, Item 15 of the Companies Act.

2.    Corporate Auditors Keiichi Kimura and Junji Sato are outside auditors as stipulated in Article 2, Item 16 of the Companies Act.

3.    At the conclusion of the Ordinary General Meeting of Shareholders held on June 30, 2023, Mr. Sen Uehara and Mr. Yukihisa Kitamura resigned as Directors.

(2)    Total amount of compensation, etc. of officers for the fiscal year under review

(thousands of yen)

	Number of members Number	Total amount of compensation	Total amount by type of compensation
Ward min			Monetary compensation	Performance-linked compensation	Non-monetary compensation
Directors (including Outside	4	51,300	51,300	—	—
Directors)	(2)	(7,800)	(7,800)	(—)	(—)
Corporate Auditors (including Outside Audit & Supervisory	3	9,600	9,600	—	—
Board Members)	(2)	(3,600)	(3,600)	(—)	(—)
Total (including Outside	7	60,900	60,900	—	—
Officers)	(4)	(11,400)	(11,400)	(—)	(—)

____________

(Note)   1.    The maximum amount of compensation for Directors was resolved at the Ordinary General Meeting of Shareholders held on May 26, 2021 to be 150,000,000 yen per year.

2.    The maximum amount of compensation for Audit & Supervisory Board Members was resolved at the Extraordinary General Meeting of Shareholders held on October 19, 2021 to be 30,000,000 yen per year.

5.      Accounting Auditor (as of July 1, 2024)

(1)    Name

Sakurazaka Audit Corporation

(2)    Amount of Remuneration, etc.

The amount of remuneration, etc. pertaining to the services set forth in Article 2, paragraph (1) of the Certified Public Accountants Act (Act No. 103 of 1948): 16,500,000 yen

The board of company auditors shall review the content of the audit plan of the accounting auditor, the status of performance of accounting audit duties and remuneration estimates.

The Company has approved the remuneration of the accounting auditor after conducting the necessary verification on the appropriateness of the grounds, etc.

(3)    Policy for Determining the Dismissal and Non-Reappointment of the Accounting Auditor

If there is any impediment to the execution of duties by the accounting auditor, and if the Board of Corporate Auditors deem it necessary to do so, the Board of Corporate Auditors will decide the content of proposals regarding the dismissal or non-reappointment of the accounting auditor to be submitted to the General Meeting of Shareholders.

(4)    Change of Accounting Auditor

Effective July 1, 2024, the Company changed its accounting auditor to Sakurazaka Audit Corporation. As a result, the audit contract with Shine Wing Japan LLC was terminated on the same date.

6.      System to Ensure the Appropriateness of Business Operations (as of March 31, 2024)

(1)    System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation:

     Directors of the Company and its subsidiaries shall comply with laws and regulations and the Articles of Incorporation and promote the establishment of a compliance system.

     Directors of the Company and its subsidiaries shall develop a compliance system and manage and supervise the status of compliance in order to ensure that the employees comply with laws and regulations and the Articles of Incorporation.

      Audit & Supervisory Board Members shall investigate the status of the compliance system and whether there are any problems under laws and regulations and the Articles of Incorporation and report to the Board of Directors. The Board of Directors shall periodically review the compliance system and endeavor to identify and improve problems.

   The Company has established rules concerning whistleblowing and will develop a whistleblowing system to promptly report and consult with directors and employees of the Company and its subsidiaries when they are found to have committed acts that are suspected of violating laws and regulations.

(2)    System for the Preservation and Management of Information Related to the Execution of Duties by Directors

      Information related to the execution of duties by Directors shall be prepared and stored in accordance with laws and regulations and internal rules. It shall also be managed in a manner that is accessible to directors, corporate auditors and accounting auditors as necessary.

     The status of the preparation, preservation and management of information related to the execution of duties by directors shall be audited by corporate auditors.

(3)    Regulations and other systems related to the management of risk of loss

     The Company shall formulate the Basic Regulations on Risk Management as the basis of the risk management system for the entire Group (as defined below) and shall establish a risk management system in accordance with the Regulations. In addition, in the event of an unforeseen event, the Company shall establish a Crisis Management Committee chaired by the President and Representative Director, and shall prepare a system to prevent and minimize the expansion of damage by taking prompt action while receiving advice from corporate lawyers, etc.

     Directors and employees shall formulate procedures and be in charge of risk management in each division, identify, analyze and evaluate inherent risks, consider and implement appropriate measures, and periodically review the status of such risk management.

      Corporate Auditors shall audit the status of risk management in each division and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system and strive to identify and improve problems.

(4)    System to Ensure the Efficient Execution of Duties by Directors

     With the aim of enhancing corporate value, the Company shall conduct activities to achieve the goals based on business plans and manage the progress of such activities.

      As the basis of the system to ensure the efficient execution of duties by Directors, the Company shall hold regular Board of Directors meetings (once a month) and extraordinary Board of Directors meetings as necessary.

      The Company shall establish various internal rules, such as rules on division of duties and rules on authority and decision-making authority, to clarify the authority and responsibility of each officer and employee, and to establish a system for the appropriate and efficient execution of duties.

     The Company shall supervise the establishment and operation of internal control systems at subsidiaries to maintain a balance between the efficient and prompt execution of duties by directors.

(5)    System for Ensuring the Appropriateness of Business in the Corporate Group Comprising the Company and Its Subsidiaries (the “Group”)

In order to ensure the appropriateness of business in the entire Group, including subsidiaries, the Company shall strive to establish a compliance system for the entire Group.

(6)    System relating to employees who assist the duties of Audit & Supervisory Board Members, their independence from Directors, and matters relating to the effectiveness of instructions given to such employees.

Employees who assist in the performance of duties of the Audit & Supervisory Board Members shall be assigned when requested by such Audit & Supervisory Board Members, and the approval of the Board of Audit & Supervisory Board Members shall be obtained for the transfer and evaluation of such employees.

(7)    System for Directors and employees to report to Audit & Supervisory Board Members, other systems relating to reporting to Audit & Supervisory Board Members, and other systems to ensure that audits by Audit & Supervisory Board Members are conducted effectively.

     Directors and employees of the Company and its subsidiaries shall immediately report to Audit & Supervisory Board Members of the Company if they discover any fact that may cause damage to the Company.

     Corporate auditors attend important meetings of the Board of Directors, etc., and receive reports from directors, etc. of the Company and its subsidiaries on the status of the performance of their duties.

     Corporate auditors may access important documents related to the execution of business, request forms and explanations from directors and employees of the Company and its subsidiaries.

     Corporate auditors and representative directors shall hold meetings to exchange opinions on a regular basis to promote mutual communication.

(8)    To ensure that persons who report to Corporate Auditors are not treated unfavorably because of their reports System

The Company and its subsidiaries are prohibited from treating any person who reports adverse effects to the Corporate Auditors unfavorably and the Company shall ensure that this rule is widely disseminated.

(9)    Procedures for advance payment or reimbursement of expenses incurred in the execution of duties by Corporate Auditors and other matters related to policies on the disposal of expenses or liabilities incurred in the execution of such duties

When Corporate Auditors request advance payment or reimbursement of expenses incurred in the execution of their duties,

the Company shall promptly respond to such requests.

(10)  Basic Approach to Eliminating Anti-Social Forces and Development Status

In order to ensure sound corporate management, the Company has a basic policy of taking a resolute stance against anti-social forces.

The Company’s basic policy is to have no relationship with anti-social forces.

The General Affairs Department is the department in charge of dealing with anti-social forces, and the General Manager of the General Affairs Department is in charge. In addition, the Company works closely with legal counsel and external organizations such as the police and the National Federation of Special Violence Prevention Measures within the jurisdiction of the Metropolitan Police Department to develop a system that enables the entire organization to respond promptly and collect information, and to thoroughly educate employees.

7.      Overview of the Operating Status of the System to Ensure the Appropriateness of Business Operations

The Company develops a system to ensure the appropriateness of business operations, and continuously identifies and analyzes managerial risks at meetings such as meeting of the Board of Directors, and considers countermeasures. As a result, the Company reviews internal rules and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by Audit & Supervisory Board Members, the Company has developed a system that enables Audit & Supervisory Board Members to monitor the status of business execution and risks related to compliance by attending important internal meetings. Furthermore, by conducting internal audits on a regular basis, the Company verifies whether daily business operations violate laws and regulations, the Articles of Incorporation, internal rules, etc.

Financial statements
Balance Sheet
As of March 31, 2024

(thousands of yen)

Assets		Liabilities
Account	Amount	Account	Amount
Current Assets	13,769,305	Current liabilities	13,832,401
Cash and deposits	301,324	Accounts payable	3,532,652
Accounts receivable trade	12,332,359	Short-term borrowings	8,050,000
Merchandise inventories	424,823	Current portion of long-term debt	209,679
Advances paid	1,794	Other payables	1,117,698
Prepaid expenses	16,062	Accrued expenses	6,979
Short-term loans receivable	200,000	Deposits received	4,020
Employee advances	1,172	Suspense receipts	10,288
Suspense payments	290,508	Accrued income taxes	595,828
Accounts receivable	10,820	Accrued consumption taxes	227,594
Accrued refund consumption taxes	314,730	Provision for bonuses	8,961
Allowance for doubtful accounts	∆124,290	Provision for points	734
Fixed assets	7,241,156	Contractual liabilities	6,926
Property, plant and equipment	1,090,799	Short-term lease obligations	31,650
Building	409,595	Asset retirement obligations	27,358
Buildings Accessories	388,793	Fixed liabilities	1,519,658
Structures	32,204	Long-term borrowings	809,000
Vehicle delivery equipment	14,190	Deposit received for guarantee	21,050
Tools, furniture and fixtures	118,514	Long-term accounts payable	135,714
Tangible lease assets	179,278	Long-term lease obligations	42,887
Land	340,148	Deferred tax liabilities	385,609
Accumulated depreciation	∆366,189	Allowance for retirement benefits	35,744
Accumulated impairment loss	∆25,737	Asset retirement obligations	89,653
Intangible assets	298,941	Total liabilities	15,352,059
Intangible lease assets	19,643
Software suspense account	279,297	Net assets
Investments and other assets	5,851,415	Account	Amount
Capital	2,010	Shareholders’ equity	5,701,939
Deposit	87,130	Capital stock	1,955,786
Security deposit	134,814	Capital surplus	1,704,804
Insurance reserve	23,270	Capital reserve	1,704,804
Recycling deposit	18	Retained earnings	2,041,348
Long-term prepaid expenses	5,596	Other retained earnings	2,041,348
Long-term accounts receivable	1,775,934	Retained earnings brought forward	2,041,348
Bankrupt and unsecured claims	107,400	Stock acquisition rights	11
Shares of subsidiaries and associates	392,673	Total net assets	5,701,950
Long-term accounts receivable	3,482,538	Total liabilities and net assets	21,054,009
Allowance for doubtful accounts	∆159,970
Deferred assets	43,547
Stock issuance expenses	43,547
Total assets	21,054,009

Statement of income
From April 1, 2023
To March 31, 2024

(thousands of yen)

Department Eye	Amount
Sales		25,615,177
Cost of sales		23,250,146
Gross profit		2,365,031
Selling, general and administrative expenses		2,128,753
Operating profit		236,278
Non-operating income
Interest and dividends income	724
Foreign exchange gains	106,565
Miscellaneous income	128,951	236,241
Non-operating expenses
Interest expense	108,363
Amortization of deferred assets	2,561
Loan fees	33,231
Casualty loss	8	144,165
Ordinary profit		328,353
Extraordinary profit
Gain on sales of fixed assets	112,101
Gain on sales of investment securities	4,999	117,101
Extraordinary losses
Loss on disposal of fixed assets	4,714
Impairment loss	25,737	30,452
Income before income taxes		415,003
Income taxes, taxes inhabitants and enterprise taxes	570,793
Income taxes	∆372,207	198,585
Net income		216,417

Statement of changes in net assets
From April 1, 2023
To March 31, 2024

(thousands of yen)

	Shareholders’ equity						Stock acquisition rights	Total net assets
	Capital	Capital surplus		Retained earnings		Total shareholders’ equity
				Other retained earnings
		Capital surplus	Total capital surplus	Retained earnings brought forward	Total retained earnings
April 1, 2023	1,659,974	1,408,991	1,408,991	1,632,933	1,632,933	4,701,898	11	4,701,910
Balance of errors due to corrections cumulative effects	—	—	—	191,997	191,997	191,997	—	191,997
After Retroactive Processing Balance at the Beginning of the Current Period	1,659,974	1,408,991	1,408,991	1,824,930	1,824,930	4,893,896	11	4,893,907
Changes during the Fiscal Year	295,812	295,812	295,812	—	—	591,625	—	591,625
Net income of items other than shareholders’ equity during the fiscal year	—	—	—	216,417	216,417	216,417	—	216,417
Net Changes	—	—	—	—	—	—	—	—
During the fiscal year Total changes	295,812	295,812	295,812	216,417	216,417	808,042	—	808,042
March 31, 2023 Balance	1,955,786	1,704,804	1,704,804	2,041,348	2,041,348	5,701,939	11	5,701,950

Notes to Individual Securities

1.      Notes on Going Concern Assumption

The Company has been affected by the COVID pandemic and other factors triggered by the spread of the new coronavirus infection, and the accounts receivable collection term with overseas business partners have been prolonged. In addition, during the current fiscal year, the Tokyo Regional Taxation Bureau pointed out deficiencies in export licenses and other documentation, resulting in the additional consumption tax collection.

This has caused instability in cash management, and there are events or circumstances that raise significant doubts about the company's ability to continue as a going concern.

To resolve these events or conditions, the Company has developed a business plan that emphasizes cash management, including the shortening of accounts receivable collection sites, and has requested that financial institutions with which it does business relax the terms of repayment of loan principal, and has obtained the consent of all financial institutions to which such requests were made.

However, the Company recognizes that there are significant uncertainties regarding the premise of a going concern because the Company's financial strength is not yet strong and the loan agreements concluded with financial institutions are subject to renewal in the short term, although they are based on the premise of continued support in the future.

The financial statements have been prepared on a going concern basis and do not reflect the effect of material uncertainties regarding the going concern assumption.

2.      Notes to Significant Accounting Policies

(1)    Valuation Basis and Method of Securities

Shares of subsidiaries and affiliates ........... Stated at cost by the moving-average method

(2)    Valuation basis and method of inventories

Stated at cost by the moving-average method

(Balance sheet values are calculated by devaluing book values due to a decline in profitability)

(3)    Depreciation method of fixed assets

      Property, plant and equipment (excluding leased assets)

Declining-balance method, except for buildings (excluding attached facilities) acquired on or after April 1, 1998

Buildings attached facilities and structures acquired on or after April 1, 2016 are depreciated using the straight-line method.

The useful lives of major items are as follows:

Buildings	38 to 50 years
Attached facilities	3 to 18 years
Structures	10 to 30 years
Vehicle Deliverables	2 to 7 years
Tools, furniture and fixtures	2 to 20 years

      Lease assets

Lease assets under finance lease transactions that do not transfer ownership

The straight-line method is used with the lease term as the useful life and the residual value as zero.

(4)    Provision for Allowance

      Provision for doubtful accounts

To prepare for possible losses due to bad debts, the Company provides an estimated amount of uncollectible receivables based on the actual bad debt ratio for general receivables and the collectibility of specific receivables such as doubtful receivables.

      Provision for bonuses

To prepare for the payment of bonuses to employees, the Company provides an estimated amount corresponding to the current fiscal year out of the estimated payment amount.

      Provision for retirement benefits

To prepare for the payment of retirement benefits to employees, the Company provides an amount deemed to have accrued at the end of the current fiscal year based on the retirement benefit obligation at the end of the current fiscal year.

In addition, the retirement benefit obligation is calculated based on the amount required to be voluntarily paid at the end of the fiscal year under the provisions for retirement benefits.

The retirement benefit obligation is calculated based on the amount required to be voluntarily paid at the end of the fiscal year under the provisions for retirement benefits.

      Provision for points

Of the Company’s points issued under the point system for sales promotion purposes, which are not attributable to sales

The Company records the amount expected to be used in the future based on the rate of actual use in the past.

(5)    Standards for recording revenues and expenses

The Company’s main business is the sale of cosmetics and household goods.

With respect to the sale of these products, the Company recognizes revenue at the time of delivery.

The Company judges that the customer has acquired control over the products at the time of delivery and that the performance obligation will be satisfied. Revenue is measured at the amount of consideration promised under the contract with the customer.

Returns, discounts and rebates are deducted from the consideration promised under the contract with the customer.

Consideration for the transaction is received within one year after fulfillment of the performance obligation.

(6)    Other important matters that form the basis for the preparation of non-consolidated financial statements

Accounting for consumption taxes

Accounting for consumption taxes is based on the tax exclusion method.

3.      Notes on revenue recognition

(1)    Breakdown of revenue

The Company engages in wholesale and retail businesses and e-commerce businesses for the domestic and overseas markets. The main types of goods and services in each business are daily goods, cosmetics, and pharmaceuticals.

Net sales in each business	Domestic wholesale	5,424,983,000 yen
	Domestic e-commerce	1,231,801,000 yen
	Domestic retail	1,982,848,000 yen
	Overseas wholesale	16,976,862,000 yen

(2)    Information that serves as the basis for understanding revenues

As stated in “Standards for recognition of revenues and expenses” of “Notes on significant accounting policies.”

4.      Notes to the balance sheet

(1)    Assets provided as collateral and obligations related to collateral

Assets pledged as collateral	Land	340,148,000 yen
	Buildings	381,947,000 yen
	Total	722,096,000 yen

Collateral	Long-term borrowings	630,000,000 yen

(2)    Monetary receivables and payables to affiliates

Accounts receivable	3,000,109,000 yen
Prepaid expenses	10,000,000 yen
Short-term loans receivable	200,000,000 yen
Temporary payments	290,000,000 yen
Accounts receivable	5,523,000 yen
accounts payable	2,000,000 yen

(3)    Monetary liabilities to directors

Accounts payable	4,374,000 yen

(4)    Guarantee obligations

The Company provides guarantees for borrowings from financial institutions of other companies.

Tokyo Lifestyle Limited	31,423,000 yen
Total amount of guarantees	31,423,000 yen

5.      Notes to Income Statement

Transactions with affiliated companies

Transactions through operating transactions

Net sales	4,544,268,000 yen
Purchases	14,583,000 yen
Selling, general and administrative expenses	33,079,000 yen
Transactions other than operating transactions	39,306,000 yen

6.      Notes to the Statement of Changes in Net Assets

      Class and total number of issued shares at the end of the current business year

Common stock	42,220,206 shares

    Class and number of shares underlying stock acquisition rights (excluding those for which the first day of the exercise period has not yet arrived) at the end of the current business year

Common stock	6,270,152 shares

7.      Notes to Tax Effect Accounting

Breakdown of Deferred Tax Assets and Deferred Tax Liabilities by Major Causes

(Deferred Tax Assets)
Accrued Business Tax	35,896,000 yen
Accrued Business Tax	455,000 yen
Allowance for doubtful accounts	87,054,000 yen
Provision for bonuses	2,744,000 yen
Provision for points	224,000 yen
Loss on devaluation of commodity prices	2,973,000 yen
Asset retirement obligations	35,834,000 yen
Accumulated impairment loss	3,188,000 yen
Accrued retirement benefits	10,946,000 yen
Subtotal of deferred tax assets	179,318,000 yen
Valuation allowance	∆125,456,000 yen
Total deferred tax assets	53,861,000 yen
(Deferred tax liabilities)
Retirement expenses corresponding to asset retirement obligations	∆15,250,000 yen
Damages received	∆424,221,000 yen
Total deferred tax liabilities	∆439,471,000 yen
Net amount of deferred tax liabilities	∆385,609,000 yen

8.      Notes on financial instruments

(1)    Status of financial instruments

Borrowings are used for working capital (mainly short-term) and capital investment (long-term).

(2)    Market value of financial instruments

Carrying amount on the balance sheet, fair value and the difference between them as of March 31, 2024 (the closing date of the fiscal year under review) are as follows.

Notes on cash are omitted, and notes on deposits, accounts receivable, accounts payable and short-term borrowings are omitted because their fair values approximate their book values because they are settled in a short period of time.

(thousands of yen)

	Carrying amount on the balance sheet (*1)	Time value (*1)	Difference
Long-term loans payable (*2)	(1,018,679)	(1,018,103)	575

____________

(*1)         Liabilities are indicated in (            ).

(*2)         Long-term borrowings due within one year are included.

(Note 1)  Calculation method of fair value of financial instruments

Negative bonds

Long-term borrowings

The fair value of long-term borrowings is calculated by discounting the total amount of principal and interest by the interest rate assumed in the case of a similar new borrowing.

Among long-term borrowings, those with floating interest rates reflect market interest rates in a short period (within one year). As long as the Company’s credit status does not differ significantly after the borrowings are executed, the fair value approximates the book value. Therefore, the book value is used.

(Note 2)  Book value of stocks, etc. without market value

(thousands of yen)

Account	Amount recorded on the balance sheet
Shares of affiliates	392,673

Shares of affiliates are not subject to market value disclosure because they do not have market prices.

9.      Notes on transactions with related parties

(1)    Subsidiaries and affiliates

(thousands of yen)

Type	Name of Company, etc.	of Voting Rights, etc. Percentage of Ownership	Details of Transaction	Transaction Amount	Amount of Transaction	Account	Year-End Balance
Subsidiaries	Tokyo Lifestyle Limited	Direct ownership 100%	Purchase of goods Sale of goods Trademark fees and secondment expenses Monetary loans	Purchases Sales Miscellaneous income Interest income	435 3,677,727 33,198 614	Accounts receivable Short-term loans receivable Temporary payments Accounts receivable Guarantee obligations (Note 2)	3,000,103 200,000 290,000 5,160 31,423
Subsidiaries	Shenzhen qingzhiliangpin Network Technology Co., Ltd.	Ownership Indirect 100%	Purchase of goods Sale of goods	Purchase Sales	15,697 1,786

____________

Transaction terms and policy for determining transaction terms

(Note 1)  Prices and other transaction terms are determined by price negotiations taking market performance into account.

(Note 2)  Debt guarantees are provided for borrowings from financial institutions. Guarantee fees from subsidiaries are not exchanged.

We don’t accept delivery.

(2)    Officers and Individual Major Shareholders, etc.

(thousands of yen)

Type	Name of Company, etc.	of Voting Rights, etc. Percentage of Ownership	Details of Transaction	Subject of Transaction	Transaction amount	Account	Balance at the end of the period
Officers and their close relatives hold a majority of voting rights Companies, etc.	Tokushin G. K.	None	Sale of assets (Vehicles)	Gain on sales of fixed assets	155
Directors and their close relatives hold a majority of the voting rights Companies, etc.	Seihin Kokusai Co., Ltd.	None	Purchase of products Sale of products Rent, rent, etc. Secondment expenses	Purchases Net sales Selling, general and administrative expenses Miscellaneous income	11,349 850,844 33,079 5,338	Accounts receivable Prepaid expenses Accounts receivable Accounts payable	6 10,000 363 2,000
If officers and their close relatives hold a majority of their voting rights Owned companies, etc.	Kaikakokusai Co., Ltd.	None	Purchase of products	Purchases	1,011

____________

Transaction terms and policy for determining transaction terms

(Note)     Prices and other transaction terms are determined by price negotiations taking market performance into account.

10.    Notes on Fixed Assets Used under Lease

In addition to the fixed assets recorded on the balance sheet, certain office equipment, etc., are used under finance lease agreements that do not transfer ownership.

11.    Notes on Information per shares

(1)    Net assets per share          135.05 yen

(2)    Net income per share        5.13 yen

12.    Notes on Significant Subsequent Events

(1)    Decrease in capital

At a meeting of the Board of Directors held on May 21, 2024, the Company resolved to reduce its capital stock (“Capital Reduction”), which was approved at the Ordinary General Meeting of Shareholders held on June 27, 2024. Based on this resolution, effective July 15, 2024, the Company's capital was reduced from 1,955,786 thousand yen to 99,000 thousand yen, and the entire amount of the reduced capital was designated as capital reserve.

The creditor protection procedures in this capital reduction have been properly completed.

(2)    Payment of corporate tax, etc. for the period of March 2024

The Company has applied to the National Tax Administration Bureau (435,928 thousand yen), the Tokyo Metropolitan Government Sumida Taxation Office (75,117 thousand yen), and the Saitama Prefectural Taxation Office (52,237 thousand yen) for deferment of realization of corporate tax, enterprise tax, prefectural inhabitant tax, etc. (total amount: 595,828 thousand yen) in connection with its tax return for the year ended March 31, 2024, and has discussed payment in installments. The Company has applied to the Tokyo Metropolitan Sumida Tax Office (75,117 thousand yen) and the Saitama Prefectural Koshigaya Tax Office (52,237 thousand yen) for deferment of revaluation, and has discussed payment in installments.

Approval has been received from the Tokyo Metropolitan Government Sumida Metropolitan Tax Office (75,117 thousand yen) effective as of August 1, 2024.

13.    Other notes

Amounts less than 1,000 yen have been rounded down.

Supplementary Schedule

From April 1, 2023
To March 31, 2024

1.      Details of tangible fixed assets and intangible fixed assets (including those that give rise to amortization expenses recorded in investments and other assets)

(thousands of yen)

Category	of assets Type	Beginning of year Book value	Current period Increase	Current period Decrease	Current period Amortization	End of period Book value	Impairment loss Accumulated amount	Depreciation Accumulated amount	End of period Acquisition price
Property, plant and equipment	Buildings	552,875	—	156,659	14,268	381,947	—	27,647	409,595
	Building accessory equipment	337,428	—	28,658	52,168 (16,376)	256,601	16,376	115,815	388,793
	Structures	31,351	—	1,801	2,109	27,440	—	4,764	32,204
	Vehicle Conveyance Equipment	20,974	—	12,292	7,760	921	—	13,268	14,190
	tools, furniture and fixtures	65,451	353	925	20,149 (1,361)	44,730	1,361	72,422	118,514
	land	464,107	—	123,958	—	340,148	—	—	340,148
	tangible leased assets	80,596	—	981	40,605 (7,999)	39,009	7,999	132,269	179,278
	Total	1,552,785	353	325,278	137,061	1,090,799	25,737	366,189	1,482,726
Intangible fixed asset	Intangible leased assets	35,907	—	—	16,264	19,643
	Software suspense account	279,297	—	—	—	279,297
	Total	315,205	—	—	16,264	298,941
Investments & Others Capital	Long-term prepaid expenses	8,131	776	2,754	556	5,596
	Total	8,131	776	2,754	556	5,596

____________

(Note)    Amounts in parentheses in the “Amortization for the current period” column indicate the amount of impairment loss recorded for the current period.

2.      Details of provisions

(thousands of yen)

Department Item	Balance at the beginning of the period	Increase in the current period	Decrease in the current period	Balance at the end of the period
Allowance for doubtful accounts	264,150	20,110	—	284,260
Provision for bonuses	20,225	8,961	20,225	8,961
Provision for points	2,659	734	2,659	734
Provision for retirement benefits	25,782	15,116	5,154	35,744

3.      Details of selling, general and administrative expenses

(thousands of yen)

Department Item	Balance at end of period	Removal Necessary
Advertising expenses	12,483
Sales promotion expenses	19,427
Packaging freight	257,091
Provision for points	∆1,925
Training expenses	70
Loss on inventory disposal	120
Compensation for officers	60,900
Salary allowance	336,899
Bonuses	8,240
Provision for bonuses	1,910
Statutory welfare expenses	58,927
Welfare expenses	1,287
Depreciation expenses	124,450
Repair expenses	71
Sanitation expenses	2,485
Consumables expenses	17,645
Utilities	19,997
Travel expenses	79,296
Fees	754,310
Taxes and public charges	79,726
Entertainment and entertainment expenses	50,632
Insurance premiums	19,818
Communications expenses	4,352
Membership expenses	200
Vehicle expenses	2,922
Provision for allowance for doubtful accounts	20,110
Lease payments	8,342
Rent	158,285
Advisory fees	13,545
Meeting expenses	1,149
Miscellaneous expenses	305
Retirement benefit expenses	15,116
Amortization of long-term prepaid expenses	556
Selling, general and administrative expenses	2,128,753

Audit Report

In regard to the directors’ performance of their duties for the 18th business year from April 1, 2023 to March 31, 2024, the audit and supervisory board has prepared this Audit Report after deliberations based on the audit reports prepared by each audit and supervisory board member and reports as follows.

1. Method and Contents of Audits by the Audit and Supervisory Board Members and the Audit and Supervisory Board

(1)    The audit and supervisory board determined the audit policies and division of duties, etc. and received reports from each audit and supervisory board member regarding the implementation status and results of their audits, in addition to which it received reports from the directors, etc. and the accounting auditor regarding the status of the performance of their duties and requested explanations as necessary.

(2)    In compliance with the audit and supervisory board member audit standards established by the audit and supervisory board and in accordance with the audit policies and division of duties, etc., each audit and supervisory board member communicated with the directors, the internal audit department, and other employees, etc., endeavored to gather information and develop the audit environment, and conducted audits using the following methods.

(i)     The audit and supervisory board members attended meetings of the board of directors and other important meetings, received reports from directors and employees, etc. regarding the status of the performance of their duties, requested explanations as necessary, viewed important decision-making documents, etc., and inspected the status of operations and assets at the head office and main business locations. Additionally, regarding subsidiaries, the audit and supervisory board members communicated and exchanged information with the directors and audit and supervisory board members, etc. of subsidiaries and received reports on business from subsidiaries as necessary.

(ii)    In regard to the content of resolutions of the board of directors regarding the development of systems to ensure that the directors’ performance of their duties complies with laws, regulations, and the articles of incorporation and other systems provided for in Article 100, paragraph (1) and paragraph (3) of the Ordinance for Enforcement of the Companies Act as systems necessary to ensure the appropriateness of operations of the corporate group composed of a stock company and its subsidiaries, as well as the systems developed pursuant to those resolutions (i.e., internal control systems) stated in the business report, the audit and supervisory board members periodically received reports from directors and employees, etc. regarding the status of the establishment and operation of those systems and as necessary requested explanations and expressed opinions in regard thereto.

(iii)   The audit and supervisory board members oversaw and verified whether the accounting auditor maintained an independent position and conducted an appropriate audit, received reports from the accounting auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the audit and supervisory board members received notification from the accounting auditor that, in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items of Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary.

2. Audit Results

(1)    Results of audit of business report, etc.

(i)     We find that the business report and the supplementary schedules thereto accurately present the status of the company in accordance with laws, regulations, and the articles of incorporation.

(ii)    We do not find any misconduct nor any material fact constituting a violation of any law, regulation, or the articles of incorporation in relation to the directors’ performance of their duties.

(iii)   We find the content of the resolutions of the board of directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon in regard to the statements in the business report or the directors’ performance of their duties relating to the internal control systems.

(2)    Results of audit of accounting documents and supplementary schedules thereto We find the methods and results of the audit by the accounting auditor, SAKURAZAKA Audit Corporation to be reasonable.

Friday

September 6, 2024

Yoshitsu Co., Ltd.; Audit and Supervisory Board

Full-time Audit and Supervisory Board Member

Tadao Iwamatsu

Audit and Supervisory Board Member

Keiichi Kimura

Audit and Supervisory Board Member

Junji Sato

(Note) Keiichi Kimura, Auditor, and Junji Sato, Auditor, are Outside auditor as stipulated in Article 2, Item 16 of the Companies Act.

Independent Auditor’s Report

(English Translation)

September 6, 2024

To the Board of Directors
Yoshitsu Co., Ltd.

SAKURAZAKA Audit Corporation

Chiyoda-ku, Tokyo

Shinsuke Hitachi, CPA

Representative Partner

Engagement Partner

Audit Opinion

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in equity and the related notes, and the accompanying supplementary schedules of Yoshitsu Co., Ltd. (hereinafter referred to as the “Company”) for the 18th fiscal year from April 1, 2023 through March 31, 2024.

In our opinion, the financial statements and the accompanying supplementary schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Basis for the Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibility under the auditing standards is stated in “Auditor’s Responsibility for the Audit of the Financial Statements and the Accompanying Supplementary Schedules.” We are independent of the Company in accordance with the provisions related to professional ethics in Japan and are fulfilling other ethical responsibilities as an auditor. We deem that we have obtained sufficient and appropriate audit evidence to provide a basis for our audit opinion.

Significant Uncertainty Concerning the Premise of a Going Concern

As described in the note on the premise of a going concern, the Company is experiencing instability in its smooth financing due to the prolonged collection period for accounts receivable and the additional consumption tax levy. As a result, we believe that events or conditions exist that raise substantial doubt about the premise of a going concern and that there is significant uncertainty concerning the premise of a going concern at this point. The Company’s measures to address these events or conditions and the reason for significant uncertainty are described in the note. The financial statements and the accompanying supplementary schedules are prepared on the premise of a going concern, and the effect of such significant uncertainty is not reflected in them.

Our opinion is not modified with respect to this matter.

Other Information

Other information refers to the business report and accompanying supplementary schedules. Management is responsible for the preparation and disclosure of other information. Corporate auditors and the board of corporate auditors are responsible for overseeing the execution of duties by Directors in the establishment and operation of the Company’s reporting process for other information.

Other information is not included in the scope of our opinion on the financial statements and the accompanying supplementary schedules, and we express no opinion on it.

Our responsibility with respect to the audit of the financial statements and the accompanying supplementary schedules is to read through other information and, in this process, to consider whether any material differences exist between other information and the financial statements and the accompanying supplementary schedules, or knowledge we have gained through the auditing process; also, to remain alert for any other indications of material error in other information.

We are required to report any matter that we consider constitutes a material error in other information, based on the work we have undertaken.

We have nothing to report regarding other information.

Responsibilities of Management, Corporate Auditors, and the Board of Corporate Auditors for the Financial Statements and the Accompanying Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the accompanying supplementary schedules in accordance with accounting principles generally accepted in Japan, and for maintaining and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the accompanying supplementary schedules that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements and the accompanying supplementary schedules, management is responsible for assessing whether it is appropriate to prepare the financial statements and the accompanying supplementary schedules in accordance with the premise of a going concern, and for disclosing matters relating to going concern when it is required to do so in accordance with accounting principles generally accepted in Japan.

Corporate auditors and the board of corporate auditors are responsible for monitoring the execution of Directors’ duties related to maintaining and operating the financial reporting process.

Auditor’s Responsibility for the Audit of the Financial Statements and the Accompanying Supplementary Schedules

Our responsibility is to obtain reasonable assurance about whether the financial statements and the accompanying supplementary schedules as a whole are free from material misstatement, whether due to fraud or error, and to express an opinion on the financial statements and the accompanying supplementary schedules from an independent standpoint in an audit report, based on our audit. Misstatements can occur as a result of fraud or error and are deemed material if they can be reasonably expected to, either individually or collectively, influence the decisions of users taken on the basis of the financial statements and the accompanying supplementary schedules.

We make professional judgment in the audit process in accordance with auditing standards generally accepted in Japan and perform the following while maintaining professional skepticism.

•        Identify and assess the risks of material misstatement, whether due to fraud or error. Design and implement audit procedures to address the risks of material misstatement. The audit procedures shall be selected and applied as determined by the auditor. In addition, sufficient and appropriate audit evidence shall be obtained to provide a basis for the audit opinion.

•        In making those risk assessments, the auditor considers internal control relevant to the entity’s audit in order to design audit procedures that are appropriate in the circumstances, although the purpose of the audit of the financial statements and the accompanying supplementary schedules is not to express an opinion on the effectiveness of the entity’s internal control.

•        Assess the appropriateness of accounting policies adopted by management and the method of their application, as well as the reasonableness of accounting estimates made by management and the adequacy of related notes.

•        Determine whether it is appropriate for management to prepare the financial statements and the accompanying supplementary schedules on the premise of a going concern and, based on the audit evidence obtained, determine whether there is a significant uncertainty in regard to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If there is a significant uncertainty concerning the premise of a going concern, the auditor is required to call attention to the notes to the financial statements and the accompanying supplementary schedules in the audit report, or if the notes to the financial statements and the accompanying supplementary schedules pertaining to the significant uncertainty are inappropriate, issue a modified opinion on the financial statements and the accompanying supplementary schedules. While the conclusions of the auditor are based on the audit evidence obtained up to the date of the audit report, depending on future events or conditions, an entity may be unable to continue as a going concern.

•        Besides assessing whether the presentation of and notes to the financial statements and the accompanying supplementary schedules are in accordance with accounting principles generally accepted in Japan, assess the presentation, structure, and content of the financial statements and the accompanying supplementary schedules including related notes, and whether the financial statements and the accompanying supplementary schedules fairly present the transactions and accounting events on which they are based.

The auditor reports to corporate auditors and the board of corporate auditors regarding the scope and timing of implementation of the planned audit, material audit findings including material weaknesses in internal control identified in the course of the audit, and other matters required under the auditing standards.

Interest

Our firm and engagement partners have no interests in the Company requiring disclosure under the provisions of the Certified Public Accountants Act of Japan.

Notice to Readers:

The original non-consolidated financial statements, which consist of the balance sheet, the statement of income, the statement of changes in equity, the notes to the financial statements and the supplementary schedules thereof, are written in Japanese.